ESSEX PROPERTY TRUST, INC.

Consolidated Operating Results	Three Months Ended	
(Dollars in thousands, except per share amounts)	March 31,	
	2004 (1)	2003 (2)
Revenues:		
Rental	$ **62,423**	$ 54,162
Other property	**2,017**	1,734
Total property revenues	**64,440**	55,896
Interest and other	**4,937**	3,099
	69,377	58,995
Expenses:		
Property operating	**21,105**	18,447
Depreciation and amortization	**18,867**	11,609
Interest	**13,732**	10,799
Amortization of deferred financing costs	**272**	174
General and administrative	**2,977**	1,963
Total expenses	**56,953**	42,992
Income before minority interests and cumulative effect of a change in accounting principle	**12,424**	16,003
Minority interests	**(6,002)**	(5,778)
Income before cumulative effect of a change in accounting principle	**6,422**	10,225
Cumulative effect of a change in accounting principle (net of minority interests)	**(4,952)**	--
Net income	**1,470**	10,225
Dividends to preferred stockholders - Series F	**(488)**	--
Net income available to common stockholders	$ **982**	$ 10,225
Earnings per share - basic:		
Continuing operations	$ **0.26**	$ 0.49
Cumulative effect of a change in accounting principle	**(0.22)**	0.00
Net income available to common stockholders	$ **0.04**	$ 0.49
Earnings per share - diluted:		
Continuing operations	$ **0.26**	$ 0.48
Cumulative effect of a change in accounting principle	**(0.22)**	0.00
Net income available to common stockholders	$ **0.04**	$ 0.48

(1) The results for the three months ended March 31, 2004 reflect the adoption of FIN 46R, Consolidation of Variable Interest Entities, on January 1, 2004.

(2) The results for the three months ended March 31, 2003 have been restated to reflect the retroactive adoption of SFAS 123, Accounting for Stock Based Compensation.

ESSEX PROPERTY TRUST, INC.

| Consolidated Operating Results | Three Months Ended | | |
| Selected Line Item Detail | March 31, | | |
(Dollars in thousands)	**2004**		2003
Interest and other			
Interest income	$	**200**	$ 225
Equity income in co-investments and lease income		**3,391**	1,801
Fee income		**1,337**	831
Miscellaneous - non-recurring		**9**	242
Interest and other	$	**4,937**	$ 3,099
Property operating expenses			
Maintenance and repairs	$	**4,234**	$ 3,873
Real estate taxes		**5,384**	4,376
Utilities		**2,948**	2,637
Administrative		**6,655**	5,985
Advertising		**819**	860
Insurance		**1,065**	716
Property operating expenses	$	**21,105**	$ 18,447
General and administrative			
Total general and administrative	$	**4,217**	$ 3,379
Allocated to property operating expenses - administrative		**(985)**	(670)
Allocated to Essex Management Corporation		**--**	(600)
Capitalized and incremental to real estate under development		**(255)**	(146)
Net general and administrative	$	**2,977**	$ 1,963
Minority interests			
Limited partners of Essex Portfolio, L.P.	$	**656**	$ 1,123
Perpetual preferred distributions		**4,104**	4,580
Series Z and Z-1 incentive units		**75**	44
Third party ownership interests		**27**	31
Down REIT limited partners' distributions		**1,140**	--
Minority interests	$	**6,002**	$ 5,778

ESSEX PROPERTY TRUST, INC.

Consolidated Funds From Operations		Three Months Ended	
(Dollars in thousands, except share and per share amounts)		March 31,	
		2004	2003

Funds from operations

Income before minority interests and cumulative			
effect of a change in accounting principle	$	**12,424** $	16,003
Adjustments:			
Depreciation and amortization		**18,867**	11,609
Depr. and amort. - unconsolidated co-investments		**760**	2,172
Minority interests		**(5,271)**	(4,611)
Dividends to preferred stockholders - Series F		**(488)**	--
Funds from operations	$	**26,292** $	25,173

Components of the change in FFO

Same property NOI	$	**51**	
Non-same property NOI		**5,835**	
Other - corporate and unconsolidated co-investments		**426**	
Interest expense and amortization of deferred financing		**(3,031)**	
General and administrative		**(1,014)**	
Minority interests		**(660)**	
Dividends to preferred stockholders - Series F		**(488)**	
Funds from operations	$	**1,119**	

Funds from operations per share - diluted	$	**1.04** $	1.07
Percentage decrease		**-2.8%**	
Weighted average number of shares outstanding diluted (1)		**25,370,177**	23,494,051

(1)   Assumes conversion of the weighted average operating partnership interests in the Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Consolidated Balance Sheet

(Dollars in thousands)

	March 31,2004	December 31,2003 (1)
Real Estate:		
Land and land improvements	$ 496,094	$ 422,549
Buildings and improvements	1,613,904	1,310,371
	2,109,998	1,732,920
Less: accumulated depreciation	(279,322)	(241,235)
	1,830,676	1,491,685
Investments	83,709	93,395
Real estate under development	62,942	52,439
	1,977,327	1,637,519
Cash and cash equivalents	31,273	15,314
Other assets	41,029	69,034
Deferred charges, net	9,576	6,697
Total assets	$ 2,059,205	$ 1,728,564
Mortgage notes payable	$ 934,542	$ 739,129
Lines of credit	199,100	93,100
Other liabilities	64,038	62,967
Total liabilities	1,197,680	895,196
Minority interests	288,394	244,052
Stockholders' Equity:		
Common stock	2	2
Series F cumulative redeemable preferred stock, liquidation value	25,000	25,000
Additional paid-in-capital	643,527	642,618
Distributions in excess of accumulated earnings	(95,398)	(78,304)
Total liabilities and stockholders' equity	$ 2,059,205	$ 1,728,564

(1) Reflects the retroactive adoption of SFAS 123, Accounting for Stock Based Compensation.

ESSEX PROPERTY TRUST, INC.

Debt Summary - March 31, 2004

(Dollars in thousands)

	Percentage of Total Debt	Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable				
Fixed rate - secured	66%	$ 753,812	6.8%	6.5
Tax exempt variable (2)	16%	180,730	2.6%	25.1
Total mortgage notes payable	82%	**934,542**	6.4%	10.1
Line of credit - secured (3)	7%	80,600	1.6%	
Line of credit - unsecured (4)	11%	118,500	2.2%	
	18%	**199,100**	1.9%	
Total debt	100%	$ **1,133,642**	**5.8%**	

Scheduled principal payments (excludes lines of credit)

2004	$ 15,154
2005	42,583
2006	22,852
2007	87,628
2008	120,166
Thereafter	646,159
Total	$ 934,542

Interest expense coverage is 3.3 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended March 31, 2004 was $916.

(1) Weighted average interest rate for variable rate debt are approximate current values.

(2) Subject to interest rate protection agreements.

(3) Secured line of credit commitment is $90 million, increasing to $100 million in July 2004 and matures in January 2009. This line is secured by four of Essex's multifamily communities. The underlying interest rate is currently the Freddie Mac Reference Rate plus .55% to .60%.

(4) Unsecured line of credit commitment is $185 million and matures in May 2004. The underlying interest rate on this line is based on a tiered rate structure tied to the Company's corporate ratings and is currently at LIBOR plus 1.10%.

ESSEX PROPERTY TRUST, INC.

Capitalization - March 31, 2004

(Dollars and shares in thousands, except per share amounts)

Total debt	$	1,133,642
Common stock and potentially dilutive securities		
Common stock outstanding		22,881
Limited partnership units (1)		2,408
Options-treasury method		172
Total common stock and potentially dilutive securities		25,461 shares
Common stock price per share as of March 31, 2004	$	65.500
Market value of common stock and potentially dilutive securities	$	1,667,696
Perpetual preferred units/stock	$	210,000 8.567% weighted average pay rate
Total equity capitalization	$	1,877,696
Total market capitalization	$	3,011,338
Ratio of debt to total market capitalization		37.6%

(1) Assumes conversion of all outstanding operating partnership interests in the
Operating Partnership into shares of the Company's common stock.

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended March 31, 2004 and 2003

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2004	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change	**2004**	2003	% Change
Revenues:															
Same property revenues	$ **24,604**	$ 23,567	4.4%	$ **12,593**	$ 13,725	-8.2%	$ **10,311**	$ 10,321	-0.1%	$ **--**	$ --	n/a	$ **47,508**	$ 47,613	-0.2%
Non same property revenues(2)	**10,557**	2,839		**3,225**	1,879		**1,888**	--		**1,262**	3,565		**16,932**	8,283	
Total Revenues	$ **35,161**	$ 26,406		$ **15,818**	$ 15,604		$ **12,199**	$ 10,321		$ **1,262**	$ 3,565		$ **64,440**	$ 55,896	
Property operating expenses:															
Same property operating expenses	$ **7,633**	$ 7,533	1.3%	$ **3,748**	$ 3,902	-3.9%	$ **3,489**	$ 3,591	-2.8%	$ **--**	$ --	n/a	$ **14,870**	$ 15,026	-1.0%
Non same property operating expenses(2)	**3,421**	816		**1,329**	812		**755**	--		**730**	1,793		**6,235**	3,421	
Total property operating expenses	$ **11,054**	$ 8,349		$ **5,077**	$ 4,714		$ **4,244**	$ 3,591		$ **730**	$ 1,793		$ **21,105**	$ 18,447	
Net operating income:															
Same property net operating income	$ **16,971**	$ 16,034	5.8%	$ **8,845**	$ 9,823	-10.0%	$ **6,822**	$ 6,730	1.4%	$ **--**	$ --	n/a	$ **32,638**	$ 32,587	0.2%
Non same property operating income(2)	**7,136**	2,023		**1,896**	1,067		**1,133**	--		**532**	1,772		**10,697**	4,862	
Total net operating income	$ **24,107**	$ 18,057		$ **10,741**	$ 10,890		$ **7,955**	$ 6,730		$ **532**	$ 1,772		$ **43,335**	$ 37,449	
Same property operating margin	**69%**	68%		**70%**	72%		**66%**	65%		**n/a**	n/a		**69%**	68%	
Same property turnover percentage	**49%**	55%		**44%**	55%		**47%**	51%		**n/a**	n/a		**47%**	54%	
Same property concessions	$ **147**	$ 133		$ **166**	$ 178		$ **155**	$ 297		$ **--**	$ --		$ **468**	$ 608	
Average same property concessions per turn *(In dollars)*	$ **163**	$ 133		$ **404**	$ 346		$ **299**	$ 529		$ **--**	$ --		$ **256**	$ 292	
Net operating income percentage of total	**56%**	48%		**25%**	29%		**18%**	18%		**1%**	5%		**100%**	100%	
Loss to lease(3)	$ **9,269**			$ **(1,846)**			$ **(149)**			$ **n/a**			$ **7,274**		
Loss to lease as a percentage of rental income	**4.9%**			**-2.8%**			**-0.3%**			**n/a**			**2.6%**		
Reconciliation of apartment units at end of period															
Same property consolidated apartment units	**7,339**	7,339		**3,737**	3,737		**4,402**	4,402		**--**	--		**15,478**	15,478	
Consolidated Apartment Units	**10,578**	8,143		**4,489**	4,007		**5,212**	4,402		**578**	578		**20,857**	17,130	
Down REIT (4)	**--**	1,360		**--**	170		**--**	301		**--**	--		**--**	1,831	
Joint Venture	**5,277**	4,151		**116**	116		**741**	741		**--**	--		**6,134**	5,008	
Under Development	**686**	686		**370**	562		**--**	--		**--**	--		**1,056**	1,248	
Total apartment units at end of period	**16,541**	14,340		**4,975**	4,855		**5,953**	5,444		**578**	578		**28,047**	25,217	
Percentage of total	**59%**	57%		**18%**	19%		**21%**	22%		**2%**	2%		**100%**	100%	
Average same property financial occupancy	**96.2%**	95.2%		**95.8%**	95.9%		**95.9%**	94.5%		**n/a**	n/a		**96.0%**	95.2%	

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.
(2) Includes properties which subsequent to December 31, 2002 were not consolidated, or either acquired or in a stage of development or redevelopment without stabilized operations.
(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.
(4) Down REIT apartment units are consolidated by the Company as of January 1, 2004.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Same Property Revenue by County - Quarters ended March 31, 2004, March 31, 2003 and December 31, 2003
(Dollars in thousands)

	Units	March 31, 2004		March 31, 2003	% Change	December 31, 2003	% Change
Southern California							
Ventura County	1,229	$ 4,169	$	4,115	1.3%	$ 4,291	-2.8%
Los Angeles County	2,271	8,565		8,155	5.0%	8,545	0.2%
Orange County	932	3,902		3,800	2.7%	3,924	-0.6%
San Diego County	2,907	7,968		7,497	6.3%	7,926	0.5%
Total Southern California	7,339	$ 24,604	$	23,567	4.4%	$ 24,686	-0.3%
Northern California							
San Francisco County	99	$ 340	$	356	-4.5%	$ 332	2.4%
Santa Clara County	1,696	5,902		6,559	-10.0%	6,009	-1.8%
Alameda County	1,116	3,384		3,716	-8.9%	3,383	0.0%
Contra Costa County	826	2,967		3,094	-4.1%	2,952	0.5%
Total Northern California	3,737	$ 12,593	$	13,725	-8.2%	$ 12,676	-0.7%
Pacific Northwest							
Seattle	3,527	$ 8,532	$	8,533	-0.0%	$ 8,451	1.0%
Portland	875	1,779		1,788	-0.5%	1,708	4.2%
Total Pacific Northwest	4,402	$ 10,311	$	10,321	-0.1%	$ 10,159	1.5%
Total same property revenues	15,478	$ 47,508	$	47,613	-0.2%	$ 47,521	-0.0%

ESSEX PROPERTY TRUST, INC.

Development Communities - March 31, 2004

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	$ 48.3	$ 45.4	$ 2.9	Dec-03	Oct-04	38%	28%
The San Marcos Phase II	Richmond, CA	120	23.9	14.8	9.1	Aug-04	Jan-05	n/a	n/a
Pre-development			2.7	2.7	--	--	--	--	n/a
Subtotal - direct development		444	74.9	62.9	12.0				
Joint Venture Transactions - Unconsolidated(2)									
River Terrace	Santa Clara, CA	250	56.8	38.7	18.1	Aug-04	Jun-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	37.1	7.8	Jun-04	Dec-04	n/a	n/a
Kelvin Avenue	Irvine, CA	132	5.7	5.7	--	--	--	n/a	n/a
Total - development		1,056	$ 182.3	$ 144.4	$ 37.9				

Stabilized Communities - First Quarter 2004

None

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.
(2) The Company has a 21.4% interest in development projects owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Redevelopment Communities - March 31, 2004

(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$ 3,429	$ 2,009	$ 1,420	Apr-03	(1)
Kings Road	196	5,967	250	5,717	Jan-04	(1)
Rosebeach (2)	174	3,537	2,125	1,412	Mar-03	(1)
Total	978	$ 12,933	$ 4,384	$ 8,549		

Re-stabilized Communities - First Quarter 2004

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after
completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors.
These will be completed in the normal course of unit turnover.

(2) The Company has a 21.4% interest in the asset owned by the Fund.

ESSEX PROPERTY TRUST, INC.

Investments - March 31, 2004
(Dollars in thousands)

	Book Value	Estimated Value(1)	Debt Amount	Type	Interest Rate	Maturity Date	Value of Equity	Company Ownership	Essex Equity Value(2)
Joint Ventures									
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			$ 12,211	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,859	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,298	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,501	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,330	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,823	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			22,892	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,894	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			9,523	Fixed	5.03%	Aug-11			
Huntington Villas, Huntington Beach, CA			38,036	Fixed	4.64%	May-10			
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			53,387	Fixed	4.58%	May-13			
Coronado at Newport - North, Newport Beach, CA - 49.9% (3)			--						
Coronado at Newport - South, Newport Beach, CA - 49.9% (3)			--						
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			23,654	Var.	LIBOR+ 2%	Jan-07			
Rivermark, Santa Clara, CA (development)			11,972	Var.	LIBOR+ 2%	Jan-07			
Line of credit			--	Var.	LIBOR+.875%	Jun-04			
	$ 51,261	$ 482,464	270,662				$ 211,802	21.4%	$ 45,326
AEW									
The Pointe at Cupertino, Cupertino, CA			14,134	Fixed	4.86%	Nov-12			
Tierra Vista, Oxnard, CA			37,255	Fixed	5.93%	Jun-07			
	4,293	81,743	51,389				30,354	20.0%	6,071
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			55,892	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,215	Fixed	5.30%	Dec-12			
	15,649	170,143	105,107				65,036	49.9%	32,453
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,673	28,743	21,287	Fixed	6.90%	Aug-29	7,456	45.0% (4)	5,673
Other	6,833								6,833
	$ 83,709								$ 96,356

(1) Estimated value based on estimated 2004 net operating income applying capitalization rates ranging from 7.00% to 7.25% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at March 31, 2004.

(3) The Fund accounts for its investment in this property under the equity method of accounting. Estimated value is equal to the Fund's book value of its equity investment.

(4) The Company's 45% ownership interest receives a cumulative preferred return.

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built
	MULTIFAMILY COMMUNITIES							
	SAN FRANCISCO BAY AREA							
	Santa Clara County							
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,200	1998	1963
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,200	2000	2000
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,600	2000	2000
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,200	1994	1975
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,200	1994	1974
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,800		
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,600	1995	1989
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,900	2000	1973
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,100	1988	1973
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,500	1988	1988
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,800	1989	1989
				7%	1,982	1,644,300		
	Alameda County							
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,200	1983	1971
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,200	1996	1978
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,000	1987	1987
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,900	2003	2003
				5%	1,386	1,137,700		
	Contra Costa County							
1	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,700	2003	2003
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,900		
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,000	1995	1988
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,100	1996	1988
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985
				4%	1,138	1,064,600		
	San Francisco County							
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,000	1999	1973
21	**Total San Francisco Bay Area**			17%	4,605	3,910,600		
	SOUTHERN CALIFORNIA							
	Los Angeles County							
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,500	1999	1974
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,500	1999	1970
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,200	2000	1970
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,800	2002	1987
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,700	1991	1975
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,600	1998	1968
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,100	2000	1968
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,400	1998	1989
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,100	1997	1979
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988
1	Marina City Club	4333 Admiralty Way	Marina Del Rey	CA	101	127,200	2004	1971
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,800	2000	2000
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,900	1998	1973
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,400	1997	1972
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,100	1999	1972
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,200	1999	1972
1	Fountain Park	13141 Fountain Park Drive	Playa Vista	CA	705	608,900	2004	2002
1	Crest, The	400 Appian Way	Pomona	CA	501	498,000	2000	1986
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,200	1997	1972
1	Villas at Bonita	477 E. Bonita Ave.	San Dimas	CA	102	94,200	2003	1981
1	Villas at San Dimas Canyon	325 S. San Dimas Canyon Rd.	San Dimas	CA	156	144,600	2003	1981
1	Walnut Heights	20700 San Jose Hills Road	Walnut	CA	163	146,700	2003	1964
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,000	1999	1970
				22%	5,919	4,910,700		
	Ventura County							
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,000	1996	1985
1	Mountain View	649 E. Las Posas Road	Camarillo	CA	106	83,900	2004	1980
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,200	2000	1987
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,100	2001	2001
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,100	1997	1974
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,500	1996	1986
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,900		
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,100	1997	1971
				7%	1,858	1,573,800		
	Orange County							
1	Barkley Apartments	2400 E. Lincoln Ave.	Anahiem	CA	161	139,800	2000	1984
1	Vista Pointe	175-225 S. Rio Vista	Anahiem	CA	286	242,400	1985	1968
1	Villa Venetia	2775 Mesa Verde Drive East	Costa Mesa	CA	468	405,800	2003	1972
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,700	2001	1969
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,000 (1)	1997	1992
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,200	2001	1974
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,700	1997	1984
1	Huntington Villas	16761 Viewpoint Lane	Huntington Beach	CA	400	352,800	2003	1972
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,400		
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,500	1999	1999
1	Arboretum at Lake Forest	22700 Lake Forest Drive	Lake Forest	CA	225	215,300	2002	1970
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,000	1997	1985
1	Coronado At Newport-North	880 Irvine Avenue	Newport Beach	CA	732	459,600	1999	1968
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,700	1999	1969
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,100	1999	1972
1	Woodland Apartments	501 East Katella Ave.	Orange	CA	90	108,000	2000	1969
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,800	2001	1970
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,700	2001	1970
1	El Encanto	1151 Walnut Ave.	Tustin	CA	116	92,700	2000	1969
				19%	5,069	4,247,500		

San Diego County

1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,400	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,800	2002	1983
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,900	2002	1965
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,100	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,500	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,600	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,700	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,400	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,600	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,700	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,700	1997	1974
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,400		
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,800	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,800	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,400	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,200	2002	1983
				11%	3,009	2,249,900		

72	**Total Southern California**			59%	15,855	12,981,900		

SEATTLE METROPOLITAN AREA

1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,000	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,300	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,700	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,500	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,300	1990	1978
1	Canyon Pointe	1630 228th St. SE	Bothell	WA	250	210,400	2003	1990
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,600	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,100	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,800	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,700	1999	1999
1	Peregrine Point	21209 SE 42nd Street	Issaquah	WA	67	85,900	2003	2003
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,300	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,400	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,300	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,300	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,900	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,900	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Forest View	650 Duvall Ave. NE	Renton	WA	192	182,500	2003	1998
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,000	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,200	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,500	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,300	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,200 (2)	1994	1990
24	**Total Seattle Metropolitan Area**			17%	4,582	3,875,400		

PORTLAND METROPOLITAN AREA

1	Andover Park	15282 SW Teal Blvd.	Beaverton	OR	240	227,800	2001	1992
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,800	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,900	1996	1990
1	Hunt Club	6001 SW Bonita Road	Lake Oswego	OR	256	198,000	2000	1985
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,300	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,100	1997	1989
6	**Total Portland Metropolitan Area**			5%	1,371	1,282,900		

OTHER AREAS

1	Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,200	2002	1988
1	St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,800	2002	1968
2					2%	578	514,000	
							249810	247590

125	**Multifamily Properties**				26,991	22,564,800	1998	1981
5	**Multifamily Properties Under Construction**				1,056	919,400		

Avg. square footage	836	
Avg. units per property	216	
Avg. age of property	21	

(1) Also has 11,836 square feet of commercial/retail space.
(2) Also has 9,512 square feet of commercial space.

OTHER REAL ESTATE ASSETS

Manufactured Housing Communities

Green Valley	2130 Sunset Dr.	Vista	CA	157 pads		2002	1973
Riviera	2038 Palm St.	Las Vegas	NV	450 pads		2002	1969

Recreational Vehicle Parks

Circle RV	1835 E. Main St.	El Cajon	CA	179 spaces		2002	1977
Vacationer	1581 E. Main St.	El Cajon	CA	159 spaces		2002	1973
Diamond Valley	344 N. State St.	Hemet	CA	224 spaces		2002	1974
Golden Village	3600 W. Florida Ave.	Hemet	CA	1019 spaces		2002	1972
Riviera RV	2200 Palm St.	Las Vegas	NV	136 spaces		2002	1969

Office Buildings

Essex Corporate Headquarter Bldg.	925 E. Meadow Dr.	Palo Alto	CA		17,400	1997	1988
Valley Financial Office Building	2399 Camino Del Rio South	San Diego	CA		5,200	2002	1978
Moore Street Office Building	3205 Moore St.	San Diego	CA		2,000	2002	1957
Essex Southern Cal. Office Building	22110-22120 Clarendon St.	Woodland Hills	CA		38,940	2001	1982

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: March 2003 through March 2004 (inclusive)

Market	Single Family Data					Multi-Family Data			All Residential Data	
	Median SF Price (2003)	2003 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
Nassau-Suffolk	$364,500	101%	740,000	3,064	0.4%	240,000	562	0.2%	3,626	0.4%
New York PMSA	$352,600	63%	760,000	2,777	0.4%	2,920,000	12,521	0.4%	15,298	0.4%
Boston	$412,800	70%	1,530,000	5,127	0.3%	670,800	4,381	0.7%	9,508	0.4%
Philadelphia	$168,000	163%	1,532,000	13,310	0.9%	515,100	4,650	0.9%	17,960	0.9%
Chicago	$238,900	118%	1,700,000	31,944	1.9%	1,404,900	11,216	0.8%	43,160	1.4%
Miami/Ft. Lauderdale	$227,000	94%	717,000	15,392	2.1%	876,000	13,774	1.6%	29,166	1.8%
Wash. D.C. PMSA	$286,200	109%	1,299,000	30,224	2.3%	644,300	7,077	1.1%	37,301	1.9%
Denver	$238,200	112%	582,000	13,545	2.3%	274,900	2,989	1.1%	16,534	1.9%
Minneapolis	$199,600	147%	818,000	20,095	2.5%	351,800	6,041	1.7%	26,136	2.2%
Austin	$156,700	161%	326,000	9,440	2.9%	169,900	2,172	1.3%	11,612	2.3%
Dallas-Ft. Worth	$138,400	179%	1,381,000	41,988	3.0%	650,000	10,668	1.6%	52,656	2.6%
Houston	$136,400	174%	1,027,000	36,483	3.6%	547,700	13,423	2.5%	49,906	3.2%
Phoenix	$152,500	155%	970,000	48,602	5.0%	360,500	7,071	2.0%	55,673	4.2%
Atlanta	$152,400	181%	1,122,000	55,811	5.0%	467,800	11,446	2.4%	67,257	4.2%
Orlando	$145,100	152%	482,000	23,611	4.9%	201,500	6,172	3.1%	29,783	4.4%
Las Vegas	$179,200	124%	440,000	31,117	7.1%	215,700	6,515	3.0%	37,632	5.7%
Totals	$228,137	132%	15,426,000	382,530	2.5%	10,510,900	120,678	1.1%	503,208	1.9%
Seattle	$268,800	106%	656,000	11,366	1.7%	354,487	3,780	1.1%	15,146	1.5%
Portland	$192,000	125%	561,000	10,169	1.8%	225,335	4,043	1.8%	14,212	1.8%
San Francisco	$566,400	59%	368,000	1,483	0.4%	344,000	1,738	0.5%	3,221	0.5%
Oakland	$399,000	83%	625,000	7,473	1.2%	270,000	3,388	1.3%	10,861	1.2%
San Jose	$473,900	76%	388,000	2,669	0.7%	192,000	3,016	1.6%	5,685	1.0%
Los Angeles	$318,900	84%	1,877,000	10,559	0.6%	1,392,963	10,212	0.7%	20,771	0.6%
Ventura	$388,500	80%	199,000	1,948	1.0%	53,295	1,162	2.2%	3,110	1.2%
Orange	$418,600	78%	628,000	6,466	1.0%	340,800	2,387	0.7%	8,853	0.9%
San Diego	$379,300	73%	664,000	9,290	1.4%	375,664	5,974	1.6%	15,264	1.5%
PNW	$233,398	115%	1,217,000	21,535	1.8%	579,822	7,823	1.3%	29,358	1.6%
No Cal	$464,651	74%	1,381,000	11,625	0.8%	806,000	8,142	1.0%	19,767	0.9%
So Cal	$353,510	81%	3,368,000	28,263	0.8%	2,162,722	19,735	0.9%	47,998	0.9%
ESSEX	$354,735	86%	5,966,000	61,423	1.0%	3,548,543	35,700	1.0%	97,123	1.0%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex

Single Family Affordability - Equals the ratio of the **actual Median Household Income to the Income **required** to purchase the Median Priced Home.*

*The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate (5.75%).*

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.

Essex Markets Forecast 2004: Supply, Jobs and Apartment Market Conditions

Market	Residential Supply*				Job Forecast**		Forecast Market Conditions***	
	New MF Supply	% of Total Stock	New SF Supply	% of Total Stock	Est.New Jobs Dec-Dec	% Growth	Estimated Y-o-Y Rent Growth	Estimated Year End Vacancy
Seattle	2,100	0.6%	9,000	1.4%	16,000	1.2%	0% to 1.5%	94.5%
Portland	2,400	1.1%	9,900	1.8%	9,600	1.0%	Flat	93.0%
San Francisco	1,600	0.5%	1,200	0.3%	8,200	0.9%	Flat	95.0%
Oakland	1,800	0.7%	6,100	1.0%	10,700	1.0%	Flat	95.0%
San Jose	2,000	1.0%	2,100	0.5%	6,000	0.7%	Flat	94.0%
Ventura	600	1.2%	2,400	1.2%	3,500	1.3%	2%	95.5%
Los Angeles	7,500	0.5%	8,600	0.5%	36,000	0.9%	2% to 4%	95.5%
Orange	3,200	0.9%	6,200	1.0%	26,500	1.9%	2% to 3%	95.5%
San Diego	4,200	1.1%	9,100	1.4%	25,000	2.0%	3%	95.5%
So. Cal.	**15,500**	**0.7%**	**26,300**	**0.8%**	**91,000**	**1.3%**	**2% to 3%**	**95.5%**

All data is an Essex Forecast

* **New Residential Supply**: represents Essex's internal estimate of *actual deliveries* during the year, which are related to but can differ from the 12 Month trailing *Permit Levels* reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2004 over the comparable actual figures for December 2003. The first column represents the *current* Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2003 base.

***The **Forecast Market Conditions** represents Essex's estimates of the Change in Rents/Vacancy Rates at the end of 2004. The Estimated Year-over-Year Rent Growth represents the forecast change in Effective **Market** Rents for December 2004 vs.December 2003 (where **Market** refers to the entire MSA apartment market, NOT the Essex portfolio). The estimated Year End Vacancy represents Essex's forecast of **Market** Vacancy Rates for December 2004.